

August 23, 2010

<u>Via U S Mail and FAX [(610) 828-3708]</u>

Joseph H. Capper
President and Chief Executive Officer
CardioNet, Inc.
227 Washington Street
Conshohocken, Pennsylvania 19428

   Re: **CardioNet, Inc.**
       Form 10-K for the fiscal year ended December 31, 2009
       Filed on February 23, 2010
       File No. 001-33993

Dear Mr. Capper:

   We have reviewed the information provided on August 6, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations - Years Ended December 31, 2009 and 2008, page 55

1.   We reference your response to comment 3. Please tell us why you believe that the disclosures on pages 51 and 55 provide an understanding of the significant events affecting your business and their impact on the provision. Please clarify how this explains the reasons for the significant increase in your provision for bad debt expense. Your disclosure only indicates that you have recorded additional bad debt expense based on collection experience. The discussion of the impact of your entrepreneurial past from your response is also not clear. Your response appears to attribute the increase in the allowance to the continuing need to make investments in infrastructure, including your billings and collections and indicates the enhancement in billings and collections lagged the growth in transaction volume and created operational difficulties. Please tell us if you determined the impact that these operational difficulties had on your bad debt experience. In addition, tell us when you implemented changes to correct the operational difficulties.

2.   Please tell us if you have provided an allowance for accounts more than 120 days past due that were re-billed. Please also tell us the amount of those accounts that were re-billed that have been collected.

Financial Statements

Note 2. Accounts Receivable and Allowance for Bad Debt, page 69

3.   We note your response to comment 4. Please tell us what you mean by the reference to billing Medicare and most commercial insurance payors at the "gross case rate" and clarify how this compares to estimated net realizable value. Your response indicates that service revenue is recorded at contractually established rates. Tell us if you have any revenue that is not recorded at contractually established rates or estimated net realizable value. We note that your accounting policy indicates that accounts receivable are reported on your balance sheet at estimated net realizable value. If your sales are billed at contractually established or negotiated rates for Medicare and commercial payors or net realizable value for non-contracted commercial payors as indicated in your accounting policy on page 50 tell us why you record a significant allowance for doubtful accounts to reflect receivables at estimated net realizable value. We note that your allowance was 47.5% of receivables at June 30, 2010. You also indicate that your accounts receivable are written-off after appropriate collection efforts have been exhausted. Please tell us how you determine when you have exhausted appropriate collection efforts and write-off receivables that are deemed to be uncollectible.

4.   Please provide a summary aging of the type of receivables by percentage included in your allowance for doubtful accounts as of the most recent date (e.g. Medicare, commercial

payors, individual patients, etc.). In addition, provide a rollforward of your allowance by type of receivable from December 31, 2008 through June 30, 2010.

5.   Please also tell us how you considered the significant bad debt expense each period in your revenue recognition policy. Please clarify how you determine that you have recorded revenue at estimated net realizable value.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief